

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 17, 2006

Mr. Levi Mochkin
President and Chief Executive Officer
Avenue Group, Inc.
405 Lexington Avenue, 26th Floor
New York, NY 10174

> **Re:** **Avenue Group, Inc.**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2005**
> **Filed May 1, 2006**
> **Form 10-QSB for the Quarter Ended June 30, 2006**
> **Filed August 14, 2006**
> **Item 4.02 Form 8-K**
> **Filed November 14, 2006**
> **Response letter dated June 28, 2006**
> **File No. 000-30543**

Dear Mr. Mochkin:

We have reviewed the above filings and response letter, and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2005

Mr. Levi Mochkin
Avenue Group, Inc.
November 17, 2006
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 17

1.   In the discussion of your business operations on page 2, you explain that Stampville.com is an inactive business. However, you report revenue for 2005 that is attributable to Stampville. Please revise your disclosure to explain how an inactive business generated revenue.

2.   In your response to comment two of our letter dated January 26, 2006, you advised that, beginning with your 2005 Form 10-KSB, you would disclose that revenues from oil sales are a result of incidental oil production obtained during the drilling of the well, and that the oil revenue may not be sustainable, as there are no proved reserves identified on the property. Please revise your filing to provide the previously agreed disclosure. Also, please similarly revise the corresponding disclosure in the discussion of your revenue recognition accounting policy on page F-11.

Financial Statements and Supplementary Data, page F-1

3.   We note your disclosure in the second paragraph under Business Strategy on page 8, explaining that during 2005 your activities were principally devoted to capital raising, oil and gas activities in Turkey and the pursuit to acquire oil and gas exploration and production properties, and your discussion in the fifth and sixth paragraphs under Properties on page 10, stating "…current production is minimal," and the property "…is still not producing at the earlier anticipated rates."

        Considering the very limited nature of your operations to date, and the absence of proved reserves, tell us why you believe the guidance in paragraphs eight and nine of SFAS 7 would not require you to characterize your operations as a development stage enterprise.

Note 2 – Summary of Significant Accounting Policies, page F-9

F. Oil and Gas Property, page F-10

4.   We note your disclosure in the first paragraph under this heading, stating "… we have concluded that the well will not produce commercial quantities of oil and gas. The data on the well is quite preliminary and we have not yet determined if we have found proved reserves." As you concluded the well will not produce

commercial quantities, revise your disclosure to clarify that you have not found proved reserves.

I. Accruals, page F-11

5.   As you consider accruals to be a significant accounting policy, revise your discussion to provide your accounting policy for accruals. Also, revise your disclosure to explain why you are unable to reasonably estimate accrued vacation.

Note 10 – Stock Options and Other Agreements, page F-20

A. Stock Options, page F-20

6.   In the first paragraph on page F-21, you explain that the options issued to a financial services company were fully vested and fully exercisable as of the grant date, and that you amortized the intrinsic value over the life of the consulting agreement. However, the intrinsic value measurement provisions of APB 25 apply to stock issued to employees. The options issued to the financial services company would appear to fall under the provisions of SFAS 123. Revise your financial statements and disclosures accordingly, or tell us why you believe the provisions of SFAS 123 do not apply.

7.   Revise your disclosure to explain how you calculated the charge to operations for the extension of options issued to Fawdon Investments, Ltd. Also, provide us with your calculations, including any necessary discussion to facilitate our understanding of your calculations.

Controls and Procedures, page 20

8.   You state that "There have been no *significant* changes in our internal controls or in other factors…subsequent to the date we carried out our evaluation." Item 308 (c) of Regulation S-B requires you to disclose *any* change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect your internal controls over financial reporting that occurred during your last fiscal quarter. Revise your disclosure to discuss any such changes that occurred during the last fiscal quarter.

Signatures

9.   The date you indicate the report was signed by Mr. Mochkin, identified as May 20, 2005 in the first paragraph under this heading, on the last page of your filing, is not consistent with the corresponding date listed for Mr. Mochkin along with the directors. Please revise to provide the correct date the report was signed.

Form 10-QSB for the Quarter Ended June 30, 2006

Note 1 – Organization, Operations, Significant Accounting Policies and Restatement of Opening Balances, page 6

Stock-Based Compensation, page 6

10.   We are unable to locate disclosure of the effect of the change from applying the original provisions of Statement 123. Revise your disclosure to provide the information requested in paragraph 84 of SFAS 123(R).

Note 9 – Restatement and Reclassification of Financial Statements, page 11

11.   Note J to the adjusted financial statements explains that you did not properly record $3,440 of accretion to your oil asset retirement obligation. We could not locate a corresponding entry for the accretion in the adjusted Operations Statement for the quarter or six months ended June 30, 2005. Revise accordingly, or tell us why the amount is not reflected in the adjusted Operations Statement.

12.   You explain in Note K to the adjusted financial statements that you recorded a long-term liability and an increase to developed oil and gas property of $56,057 related to estimated asset retirement obligations on the Karakilise 1 well. Tell us how you have reflected the increase in the amount of developed oil and gas property as of June 30, 2005. Also explain why you believe recording an asset retirement obligation would affect the reported amount of accumulated other comprehensive income as of June 30, 2005.

Controls and Procedures, page 21

13.   You explain that your chief executive and chief financial officers reviewed the effectiveness of your disclosure controls and procedures *within the end of the period* covered by the quarterly report on Form 10-QSB and have concluded that your disclosures controls and procedures are effective. Note that Item 307 of Regulation S-B and Exchange Act Rule 13a-15 require the certifying officers' evaluation and conclusion be *as of the end of the period* covered by the report.

Engineering Comments

14. We reissue our prior comment 12 from our letter dated September 2, 2005 concerning disclosure of relevant information required by SFAS 69 and Industry Guide 2. Although you have no proved reserves, you still conduct oil and gas production operations. Therefore, certain minimum disclosures such as net wells, net oil and gas production, operating costs per equivalent unit of production, average oil and gas price received, among other items are required. Please revise your document accordingly.

Item 4.02 Form 8-K filed November 14, 2006

15. We note your disclosure that your previously issued financial statements for the year and quarters contained in previously filed Form 10-K and Form 10-Q's should no longer be relied upon. You further explain that you will restate your September 30, 2005 financial statements in your September 30, 2006 Form 10-QSB. Please revise your disclosure to clarify which periods financial statements should no longer be relied upon, and explain why it is not necessary for you to restate previously issued financial statements for the year ended December 31, 2005.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark A. Wojciechowski at (202) 551-3759, or in his absence, Donald Delaney at (202) 551-3863 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief